Vor Biopharma Inc.

500 Boylston Street, Suite 1350

Boston, MA 02116

May 4, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tyler Howes

RE:	Vor Biopharma Inc.

Registration Statement on Form S-3 (File No. 333- 295346)

Request for Acceleration of Effective Date

Requested Date:  May 6, 2026

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333- 295346) (the “Registration Statement”) to become effective on May 6, 2026, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Madison Jones of Cooley LLP, counsel to the Registrant, at (202) 728-7087, or in her absence, David Brinton at (202) 776-2989.

Very truly yours,

Vor Biopharma Inc.

By:	/s/ Adi Osovsky
Name:	Adi Osovsky
Title:	General Counsel and Secretary